Form 20-F/A
period 2020-12-31
Red White & Bloom Brands Inc.
filed 2021-10-01
CIK 1744345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A

Amendment No. 1

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

ITEM 16CPRINCIPAL ACCOUNTANT FEES AND SERVICES65

ITEM 16DEXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES65

ITEM 16EPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS65

ITEM 16FCHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT65

ITEM 16GCORPORATE GOVERNANCE65

ITEM 16HMINE SAFETY DISCLOSURE65

PART III`66

ITEM 17FINANCIAL STATEMENTS66

ITEM 18FINANCIAL STATEMENTS66

ITEM 19EXHIBITS66

Consolidated Financial Statements67

GENERAL

This Form 20-F/A is being filed as a registration statement under the Securities Exchange Act of 1934.

In this Form 20-F/A, references to:

“RWB”, “We”, “us”, “our” and the “Company” mean collectively and individually, Red White & Bloom Brands Inc.

RWB has historically used the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F/A is as of September 30 , 2021 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 20-F/A contains certain "forward-looking statements". Forward-looking statements reflect the current view about future events. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "capable", "budget", "pro forma" and similar expressions are intended to identify forward-looking statements. Such statements include, but are not limited to, statements contained in this Form 20-F/A relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to execute our investment strategy on acceptable terms, including our ability to identify potential investments and to successfully negotiate the terms of such investments; our ability to raise capital to fund continuing operations; our ability to manage planned growth and integrate new business opportunities into existing operations; a continued decline in general economic conditions nationally and internationally; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers; changes in government regulation; and other factors (including the risks contained in the section of this Form 20-F/A entitled “Risk Factors”) relating to our industry, our operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

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

The auditors of RWB are Macias Gini & O’Connell LLP located at 2029 Century Park East, Suite 1500, Los Angeles, CA 90067.  Macias Gini & O’Connell LLP is independent from RWB within the meaning of the standards established by the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario (the “OICPA”) and is registered with the OICPA.

ITEM 2OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3KEY INFORMATION

A. Selected Financial Data

Selected Financial Information:

The following tables set forth the Company’s selected financial data. Investors should read the following selected financial data in conjunction with the Company’s audited financial statements and accompanying notes in Item 18 of this Form  20-F/A and “Operating and Financial Review and Prospects” included in Item 5 of this Form  20-F/A ..

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

B. Capitalization and Indebtedness

The following table presents our capitalization in accordance with IFRS as of December 31, 2020 (audited –in Canadian Dollars). It is important that you read this table together with, and it is qualified by reference to, our audited financial statements set forth in this Registration Statement on Form 20-F/A beginning on page F-1 hereof.

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

Effects of Government Regulations

In the U.S., cannabis is largely regulated at the state level. To the Company’s knowledge and as of the date of this Form  20-F/A , 30 states and Washington, DC have legalized medical cannabis, while nine states and Washington, DC have legalized recreational cannabis use. Notwithstanding the permissive regulatory environment of medical or recreational cannabis at the state level in certain states, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such violates federal law in the U.S. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis businesses in the U.S. are subject to inconsistent legislation and regulation.

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

A.OPERATING RESULTS

Fiscal year ended December 31, 2020 compared to fiscal year ended July 31, 2019

For the year ended	December 31, 2020	July 31, 2019
Sales Cost of sales, before fair value adjustments	$23,338,528 9,486,087	- -
	13,852,441	-
Unrealized change in fair value of biological assets Realized fair value amounts included in inventory sold	(543,116) 45,232	- -
Gross Profit Expenses	13,354,557	-
Consulting	-	1,333,704
General and administration	10,695,379	233,985
Depreciation and amortization	15,291,977	-
Investor relations and stock promotion	-	2,521,416
Insurance	-	135,493
Professional fees	-	1,100,143
Rent	-	195,050
Salaries and benefits	6,777,330	915,585
Earn-out compensation	9,805,500	-
Share based payments	3,955,976	7,329,800
Sales and marketing	1,762,223	-
Transfer agent and filing fees	-	88,215
Travel	-	131,552
Total expenses	48,288,828	13,974,943

Loss from operations before other expenses Other income (expense)	(34,933,828)	(13,974,943)
Dividend income	-	2,467
Finance expense	5,272,428	-
Foreign exchange gain (loss)	1,677,976	260,880
Management fees	(425,610)	-
Gain revaluation of call/put option	(53,619,465)	-
Gain on disposal of property, plant and equipment	(232,874)	-
Write off of deposit	1,853,059	-
Listing expense	31,705,481	-
Gain on debt extinguishment	-	10,000
Interest income	-	404,921
Realized gain on investment in equity securities and convertible debenture	-	281,892
Unrealized loss on investment in equity securities	530,451	(5,373,032)
Write down of sales tax receivable	-	(223,906)
Total other expenses (income)	(13,238,554)	(4,636,778)

Loss before income taxes	(21,695,274)	(18,611,721)

Current income tax expense	3,125,261	-
Deferred income tax recovery	(6,243,668)	-

Net Loss	(18,576,867)	(18,661,721)

Translation adjustment on consolidation of foreign subsidiaries	(1,896,622)	-

Comprehensive loss	(20,473,489)	(18,661,721)

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

During the year ended December 31, 2020, the Company closed the bought deal offering for a total issuance of 33,350,000 units of the Company at a price of $0.75 per unit for aggregate gross proceeds of $25,012,500, which includes the full exercise of the over-allotment option.

Subsequent to the year ended December 31, 2020, the Company issued an aggregate of $49,962,257 debenture.  11 ,771,973 common shares from the exercise of common share purchase warrants for gross proceeds of $13,174,950.  3,104,145 common shares from the exercise of stock option for gross proceeds of $705,000.

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

C.Research and Development, Patents and Licenses, etc.

Not applicable.

D.Trend Information

State Legislative Trends

While currently a controlled substance under the CSA, cannabis is legalized and regulated by various states. As of the date of this Form  20-F/A , 30 states and Washington, DC have legalized medical cannabis. Nine states and Washington, DC have legalized adult recreational cannabis use. The trend across the United States has been to legalize cannabis for medicinal purposes in most cases, and recreational use in some cases.

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

G.Safe Harbor

This Annual Report on Form 20-F/A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects”. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

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

E. Share Ownership

Shares

The following table sets out information regarding the share ownership of the persons set out in the Summary Compensation Table as of the date of this 20-F/A:

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

Options

Options, exercisable into common shares of RWB, held by our officers and directors are set forth below as of the date of this 20-F/A.

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

Warrants

Warrants, exercisable into common shares of RWB, held by our officers and directors are set forth below as of the date of this 20-F/A ..

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

The following information is intended to be a brief summary of the 2020 Option Plan and is qualified in its entirety by the text of the 2020 Option Plan , which is incorporated by reference as Exhibit “4.1”.

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

ITEM 8FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See ‘‘Item 18. Financial Statements’’ for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F/A.

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

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F/A except as disclosed in this Form 20-F/A ..

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F/A.

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

G. Statement by Experts

Not applicable.

H. Documents on Display

Reports or other information may be inspected at our offices located at 789 West Pender Street, Suite 810, Vancouver BC, Canada, V6C 1H2. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

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

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F/A Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F/A Annual Report.

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

ITEM 16CPRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees

The Company’s auditor was Macias Gini & O’Connell LLP for the fiscal year ended December 31, 2020, and Manning Elliott LLP, Chartered Accountants during the financial years ended July 31, 2019 and 2018.  The following table sets out the aggregate fees billed by Macias Gini & O’Connell LLP and other firms for the financial year ended December 31, 2020 and Manning Elliott LLP, Chartered Accountants for the years ended July 31, 2019 and 2018.

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

None

ITEM 16EPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16FCHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s auditor was Macias Gini & O’Connell LLP for the fiscal year ended December 31, 2020, and Manning Elliott LLP, Chartered Accountants during the financial years ended July 31, 2019 and 2018.

ITEM 16GCORPORATE GOVERNANCE

Not applicable

ITEM 16HMINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F/A , together with the report of the independent auditors:

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

The following exhibits are included in this Form 20-F/A :

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

RED WHITE & BLOOM BRANDS INC.

Per: /s/ Brad Rogers
Name: Brad Rogers
Title: Chief Executive Officer

Date: September 30, 2021